EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2025

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2025	December 31, 2024*
Assets
Cash and cash equivalents		31,613	-
Trade and other receivables		882,096	927,654
Inventoried supplies		17,284	17,962
Current taxes recoverable		30,116	11,996
Prepaid expenses		71,200	65,810
Assets held for sale		41,474	13,627
Current assets		1,073,783	1,037,049

Property and equipment	7	2,781,660	2,891,087
Right-of-use assets	8	558,026	536,748
Intangible assets	9	2,643,219	2,642,933
Investments	10	25,074	22,097
Other assets		21,214	22,188
Deferred tax assets		9,182	13,724
Non-current assets		6,038,375	6,128,777
Total assets		7,112,158	7,165,826

Liabilities
Bank indebtedness		-	6,777
Trade and other payables		678,335	639,190
Current taxes payable		5,979	11,995
Provisions	14	77,596	99,540
Other financial liabilities		13,339	15,220
Long-term debt	11	78,486	93,453
Lease liabilities	12	155,229	152,449
Current liabilities		1,008,964	1,018,624

Long-term debt	11	2,313,366	2,309,428
Lease liabilities	12	447,131	421,213
Employee benefits		38,261	70,456
Provisions	14	144,998	159,936
Other financial liabilities		2,662	4,466
Deferred tax liabilities		518,142	508,428
Non-current liabilities		3,464,560	3,473,927
Total liabilities		4,473,524	4,492,551

Equity
Share capital	15	1,125,202	1,135,500
Contributed surplus	15, 17	28,810	30,971
Accumulated other comprehensive loss		(279,132)	(331,903)
Retained earnings		1,763,754	1,838,707
Total equity		2,638,634	2,673,275

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		7,112,158	7,165,826

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2025	Sept. 30, 2024*	Sept. 30, 2025	Sept. 30, 2024*

Revenue		1,724,887	1,905,330	5,233,381	5,477,951
Fuel surcharge		243,784	279,253	737,298	841,992
Total revenue		1,968,671	2,184,583	5,970,679	6,319,943

Materials and services expenses	18	961,212	1,090,870	2,947,559	3,138,831
Personnel expenses		600,205	638,826	1,825,560	1,877,187
Other operating expenses		103,906	101,049	315,566	325,780
Depreciation of property and equipment	7	87,286	89,966	265,761	241,939
Depreciation of right-of-use assets	8	44,022	44,930	129,847	125,990
Amortization of intangible assets	9	21,691	20,949	65,094	59,583
Gain on sale of rolling stock and equipment		(1,718)	(3,378)	(8,567)	(7,836)
(Gain) loss on derecognition of right-of-use assets		(298)	36	(341)	77
Loss on sale of land and buildings		92	-	92	-
(Gain) loss, net of impairment, on sale of assets
held for sale		(1,041)	159	(8,014)	(337)
Total operating expenses		1,815,357	1,983,407	5,532,557	5,761,214

Operating income		153,314	201,176	438,122	558,729

Finance (income) costs
Finance income	19	(518)	(6,831)	(1,051)	(13,003)
Finance costs	19	42,103	46,839	122,569	127,753
Net finance costs		41,585	40,008	121,518	114,750

Income before income tax		111,729	161,168	316,604	443,979
Income tax expense	20	27,040	35,297	77,703	109,610

Net income		84,689	125,871	238,901	334,369

Earnings per share
Basic earnings per share	16	1.03	1.49	2.87	3.96
Diluted earnings per share	16	1.02	1.48	2.86	3.93

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024*	Sept. 30, 2025	Sept. 30, 2024*

Net income	84,689	125,871	238,901	334,369

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	6,945	2,137	616	3,221
Net investment hedge, net of tax	(28,908)	21,067	54,151	(31,033)
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(59)	1,343	(1,996)	(7,871)
Other comprehensive (loss) income, net of tax	(22,022)	24,547	52,771	(35,683)

Total comprehensive income	62,667	150,418	291,672	298,686

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended September 30, 2025 and 2024 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	238,901	238,901
Other comprehensive income (loss), net of tax		-	-	54,767	(1,996)	-	52,771
Total comprehensive income (loss)		-	-	54,767	(1,996)	238,901	291,672

Share-based payment transactions, net of tax	17	-	10,578	-	-	-	10,578
Stock options exercised, net of tax	15, 17	5,737	(860)	-	-	-	4,877
Dividends to owners of the Company	15	-	-	-	-	(112,177)	(112,177)
Repurchase of own shares	15	(25,384)	-	-	-	(187,315)	(212,699)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,349	(11,879)	-	-	(14,362)	(16,892)
Total transactions with owners, recorded directly in equity		(10,298)	(2,161)	-	-	(313,854)	(326,313)

Balance as at September 30, 2025		1,125,202	28,810	(275,943)	(3,189)	1,763,754	2,638,634

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income*		-	-	-	-	334,369	334,369
Other comprehensive loss, net of tax		-	-	(27,812)	(7,871)	-	(35,683)
Realized loss on equity securities, net of tax		-	-	-	7,158	(7,158)	-
Total comprehensive (loss) income*		-	-	(27,812)	(713)	327,211	298,686

Share-based payment transactions, net of tax	17	-	10,743	-	-	-	10,743
Stock options exercised, net of tax	15, 17	14,087	(2,477)	-	-	-	11,610
Dividends to owners of the Company	15	-	-	-	-	(101,234)	(101,234)
Repurchase of own shares	15	(2,761)	-	-	-	(31,418)	(34,179)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	17,631	(16,780)	-	-	(30,235)	(29,384)
Total transactions with owners, recorded directly in equity		28,957	(8,514)	-	-	(162,887)	(142,444)

Balance as at September 30, 2024*		1,136,247	29,170	(228,108)	(956)	1,811,299	2,747,652

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNDAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2025	Sept. 30, 2024*	Sept. 30, 2025	Sept. 30, 2024*

Cash flows from operating activities
Net income		84,689	125,871	238,901	334,369
Adjustments for:
Depreciation of property and equipment	7	87,286	89,966	265,761	241,939
Depreciation of right-of-use assets	8	44,022	44,930	129,847	125,990
Amortization of intangible assets	9	21,691	20,949	65,094	59,583
Share-based payment transactions	17	4,015	3,219	11,272	9,222
Net finance costs	19	41,585	40,008	121,518	114,750
Income tax expense	20	27,040	35,297	77,703	109,610
Gain on sale of property and equipment		(1,626)	(3,378)	(8,475)	(7,836)
(Gain) loss on derecognition of right-of-use assets		(298)	36	(341)	77
(Gain) loss, net of impairment, on sale of assets held for sale		(1,041)	159	(8,014)	(337)
Employee benefits		(29,045)	7,163	(34,664)	28,296
Provisions, net of payments		(22,489)	7,574	(37,343)	12,717
Net change in non-cash operating working capital	6	48,799	53,444	86,479	(7,323)
Interest paid		(36,068)	(46,136)	(115,083)	(115,051)
Income tax paid		(13,206)	(28,046)	(97,063)	(105,719)
Net cash from operating activities		255,354	351,056	695,592	800,287

Cash flows used in investing activities
Purchases of property and equipment	7	(72,069)	(123,672)	(190,400)	(320,072)
Proceeds from sale of property and equipment		12,970	17,152	43,307	49,475
Proceeds from sale of assets held for sale		3,105	27,978	24,934	31,414
Purchases of intangible assets	9	(1,118)	(774)	(8,452)	(5,130)
Business combinations, net of cash acquired	5	37	(30,961)	(36,355)	(945,182)
Purchases of investments		-	-	(4,755)	-
Proceeds from sale of investments		-	-	-	19,068
Others		(117)	(2,945)	(1,366)	(3,266)
Net cash used in investing activities		(57,192)	(113,222)	(173,087)	(1,173,693)

Cash flows (used in) from financing activities
Net decrease in bank indebtedness		-	-	(6,777)	-
Proceeds from long-term debt	11	1,940	-	219,378	500,000
Repayment of long-term debt	11	(151,461)	(148,742)	(279,252)	(186,937)
Net increase in revolving facilities	11	101,577	18,568	41,157	50,664
Repayment of lease liabilities	12	(40,978)	(43,956)	(123,012)	(123,262)
Decrease of other financial liabilities		(1,065)	(931)	(6,839)	(4,076)
Dividends paid		(37,349)	(33,879)	(114,354)	(100,783)
Repurchase of own shares	15	(67,418)	-	(208,455)	(34,179)
Proceeds from exercise of stock options	15	224	881	4,877	11,610
Share repurchase for settlement of restricted share
units and performance share units		(35)	(594)	(16,892)	(29,386)
Net cash (used in) from financing activities		(194,565)	(208,653)	(490,169)	83,651

Net change in cash and cash equivalents		3,597	29,181	32,336	(289,755)
Cash and cash equivalents, beginning of period		27,938	26,606	-	335,556
Effect of movements in exchange rates on
cash and cash equivalents		78	(569)	(723)	9,417
Cash and cash equivalents, end of period		31,613	55,218	31,613	55,218

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 30, 2025.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e) Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2024 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2024 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated below. The accounting policies have been applied consistently by Group entities.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted.

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognize a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2025
Revenue(1)	687,044	684,104	367,774	-	(14,035)	1,724,887
Fuel surcharge(1)	137,020	90,640	18,796	-	(2,672)	243,784
Total revenue(1)	824,064	774,744	386,570	-	(16,707)	1,968,671
Operating income (loss)	77,728	52,606	31,027	(8,047)	-	153,314
Selected items:
Materials and services expenses	331,566	401,641	257,444	(12,732)	(16,707)	961,212
Personnel expenses	319,334	205,765	60,260	14,846	-	600,205
Other operating expenses	46,882	28,567	22,860	5,597	-	103,906
Depreciation and
amortization	49,893	87,488	15,282	336	-	152,999
Loss on sale of land
and buildings	87	-	5	-	-	92
Gain (loss), net of
impairment on sale of
assets held for sale	1,048	(7)	-	-	-	1,041
Intangible assets	404,134	1,517,987	719,042	2,056	-	2,643,219
Total assets	2,540,716	3,399,647	1,055,125	116,670	-	7,112,158
Total liabilities	763,940	792,653	319,602	2,597,450	(121)	4,473,524
Additions to property
and equipment	15,123	54,090	2,710	146	-	72,069

Three months ended September 30, 2024
Revenue(1)	770,757	722,882	426,480	-	(14,789)	1,905,330
Fuel surcharge(1)	151,158	106,577	24,600	-	(3,082)	279,253
Total revenue(1)	921,915	829,459	451,080	-	(17,871)	2,184,583
Operating income (loss)(2)	95,960	70,109	48,695	(13,588)	-	201,176
Selected items:
Materials and services expenses	381,053	438,140	299,440	(9,892)	(17,871)	1,090,870
Personnel expenses	337,058	217,812	66,232	17,724	-	638,826
Other operating expenses	51,045	23,209	21,721	5,074	-	101,049
Depreciation and
amortization(2)	54,117	86,038	15,019	671	-	155,845
(Loss) gain, net of
impairment on sale of
assets held for sale	(2,013)	1,854	-	-	-	(159)
Intangible assets(2)	419,654	1,467,321	747,927	42	-	2,634,944
Total assets(2)	2,747,120	3,516,214	1,125,683	126,583	-	7,515,600
Total liabilities	868,769	823,039	335,638	2,720,645	(125)	4,747,966
Additions to property
and equipment	54,506	66,974	1,942	250	-	123,672

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2025
Revenue(1)	2,069,692	2,059,242	1,145,832	-	(41,385)	5,233,381
Fuel surcharge(1)	408,345	276,742	60,237	-	(8,026)	737,298
Total revenue(1)	2,478,037	2,335,984	1,206,069	-	(49,411)	5,970,679
Operating income (loss)	198,411	171,949	99,988	(32,226)	-	438,122
Selected items:
Materials and services expenses	1,012,364	1,216,168	803,368	(34,930)	(49,411)	2,947,559
Personnel expenses	968,243	619,397	183,997	53,923	-	1,825,560
Other operating expenses	148,220	83,079	72,231	12,036	-	315,566
Depreciation and
amortization	151,825	260,894	46,786	1,197	-	460,702
Loss on sale of
land and buildings	87	-	5	-	-	92
Gain, net of
impairment on sale of
assets held for sale	875	7,139	-	-	-	8,014
Intangible assets	404,134	1,517,987	719,042	2,056	-	2,643,219
Total assets	2,540,716	3,399,647	1,055,125	116,670	-	7,112,158
Total liabilities	763,940	792,653	319,602	2,597,450	(121)	4,473,524
Additions to property
and equipment	52,316	129,814	7,513	275	-	189,918

Nine months ended September 30, 2024
Revenue(1)	2,348,436	1,858,300	1,310,778	-	(39,563)	5,477,951
Fuel surcharge(1)	478,359	292,667	79,532	-	(8,566)	841,992
Total revenue(1)	2,826,795	2,150,967	1,390,310	-	(48,129)	6,319,943
Operating income (loss)(2)	290,909	192,782	139,467	(64,429)	-	558,729
Selected items:
Materials and services expenses	1,174,311	1,108,522	928,416	(24,290)	(48,128)	3,138,831
Personnel expenses	1,030,861	573,953	204,737	67,636	-	1,877,187
Other operating expenses	167,539	69,048	72,564	16,629	-	325,780
Depreciation and
amortization(2)	161,278	218,977	45,194	2,063	-	427,512
(Loss) gain, net of
impairment on sale of
assets held for sale	(1,526)	1,827	36	-	-	337
Intangible assets(2)	419,654	1,467,321	747,927	42	-	2,634,944
Total assets(2)	2,747,120	3,516,214	1,125,683	126,583	-	7,515,600
Total liabilities	868,769	823,039	335,638	2,720,645	(125)	4,747,966
Additions to property
and equipment	161,068	153,671	4,730	603	-	320,072

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2025
Canada	263,631	273,728	58,977	(7,011)	589,325
United States	560,433	501,016	327,593	(9,696)	1,379,346
Total	824,064	774,744	386,570	(16,707)	1,968,671

Three months ended September 30, 2024
Canada	287,371	293,739	64,745	(10,020)	635,835
United States	634,544	535,720	386,335	(7,851)	1,548,748
Total	921,915	829,459	451,080	(17,871)	2,184,583

Nine months ended September 30, 2025
Canada	802,187	856,539	181,700	(22,780)	1,817,646
United States	1,675,851	1,479,445	1,024,369	(26,632)	4,153,033
Total	2,478,038	2,335,984	1,206,069	(49,412)	5,970,679

Nine months ended September 30, 2024
Canada	860,960	869,969	192,397	(27,534)	1,895,792
United States	1,965,834	1,280,998	1,197,913	(20,594)	4,424,151
Total	2,826,794	2,150,967	1,390,310	(48,128)	6,319,943

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2025	December 31, 2024*
Property and equipment, right-of-use assets and intangible assets
Canada	2,274,913	2,213,562
United States	3,707,992	3,857,206
	5,982,905	6,070,768

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired three businesses during 2025, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

During the nine months ended September 30, 2025, these businesses, in aggregate, contributed revenue and net loss of $7.3 million and $0.1 million, respectively, since the acquisitions.

Had the Group acquired these businesses on January 1, 2025, as per management’s best estimates, the revenue and net income for these entities would have been $22.1 million and $0.8 million, respectively, for the nine months ended September 30, 2025. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2025 and adjusted for interest expense, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the nine months ended September 30, 2025, no transaction costs (2024 – $0.5 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2025 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the respective dates of acquisition based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note
Cash and cash equivalents		356
Trade and other receivables		3,125
Inventoried supplies and prepaid expenses		848
Property and equipment	7	17,535
Right-of-use assets	8	156
Intangible assets	9	7,025
Other assets		10
Trade and other payables		(1,724)
Income tax payable		(1,586)
Lease liabilities	12	(156)
Deferred tax liabilities		408
Total identifiable net assets		25,997
Total consideration transferred		39,704
Goodwill	9	13,707
Cash		36,711
Contingent consideration		2,993
Total consideration transferred		39,704

The total trade receivables comprise gross amounts due of $3.5 million, of which $0.3 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2025
Canadian Truckload	Truckload	1,133
Specialized Truckload	Truckload	9,637
Logistics	Logistics	2,937
		13,707
c)
Adjustment to the provisional amounts of the prior year for Daseke business combination

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration and net assets of Daseke. This acquisition was accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in the first quarter ended March 31, 2025, when the purchase price allocation was completed, in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Daseke have been adjusted retrospective to the date of acquisition as follows:

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

	Dec. 31 2024	Q1-2025
	Provisional	Measurement	Reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	46,242	-	46,242
Trade and other receivables	173,389	-	173,389
Inventoried supplies and prepaid expenses	20,997	-	20,997
Property and equipment	523,892	-	523,892
Right-of-use assets	107,676	-	107,676
Intangible assets	202,290	-	202,290
Other assets	3,093	-	3,093
Trade and other payables	(102,133)	-	(102,133)
Income tax receivable	8,669	(3,006)	5,663
Employee benefits	(194)	-	(194)
Provisions	(57,923)	(29,793)	(87,716)
Other non-current liabilities	(213)	-	(213)
Long-term debt	(314,670)	-	(314,670)
Lease liabilities	(107,676)	-	(107,676)
Deferred tax liabilities	(125,796)	12,817	(112,979)
Total identifiable net assets	377,643	(19,982)	357,661
Total consideration transferred	816,958	-	816,958
Goodwill	439,315	19,982	459,297
Cash	816,958	-	816,958
Total consideration transferred	816,958	-	816,958

In Q4-2024, the fair value of the intangible assets was reassessed, resulting in an adjustment of amortization of intangibles assets for the three and nine months ended September 30, 2024 of $2.1 million and $4.2 million, respectively.

d)
Contingent consideration

The contingent consideration relates to the business acquisitions and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable is $1.7 million in less than one year and $1.3 million in more than one year and is currently presented in other financial liabilities on the consolidated statements of financial position.

The contingent consideration balance at September 30, 2025 is $5.1 million (December 31, 2024 - $7.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

e)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2024 have been adjusted and finalized in 2025. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Trade and other receivables	43,513	56,141	60,730	60,951
Inventoried supplies	11	1,094	1,288	3,245
Prepaid expenses	7,805	(1,738)	(3,991)	(5,159)
Trade and other payables	(2,530)	(2,053)	28,452	(66,360)
	48,799	53,444	86,479	(7,323)

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		1,492,078	2,243,864	196,508	3,932,450
Additions through business combinations	5	4,235	13,809	(509)	17,535
Other additions		21,827	154,915	13,176	189,918
Disposals		(2,705)	(80,147)	(5,326)	(88,178)
Reclassification (to) from assets held for sale		(51,093)	5,052	(13)	(46,054)
Effect of movements in exchange rates		15,570	28,302	4,728	48,600
Balance at September 30, 2025		1,479,912	2,365,795	208,564	4,054,271

Accumulated Depreciation
Balance at December 31, 2024		116,762	807,089	117,512	1,041,363
Depreciation		19,924	232,914	12,923	265,761
Disposals		(2,568)	(45,830)	(4,948)	(53,346)
Reclassification (to) from assets held for sale		(5,773)	4,612	(13)	(1,174)
Effect of movements in exchange rates		2,298	14,020	3,689	20,007
Balance at September 30, 2025		130,643	1,012,805	129,163	1,272,611

Net carrying amounts
At December 31, 2024		1,375,316	1,436,775	78,996	2,891,087
At September 30, 2025		1,349,269	1,352,990	79,401	2,781,660

As at September 30, 2025, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2024 – $0.5 million).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		700,985	331,892	5,469	1,038,346
Other additions		99,802	53,974	451	154,227
Additions through business combinations	5	156	-	-	156
Derecognition*		(39,299)	(53,096)	(2,391)	(94,786)
Effect of movements in exchange rates		13,878	8,026	46	21,950
Balance at September 30, 2025		775,522	340,796	3,575	1,119,893

Depreciation
Balance at December 31, 2024		361,161	137,667	2,770	501,598
Depreciation		68,787	60,694	366	129,847
Derecognition*		(34,356)	(46,166)	(1,102)	(81,624)
Effect of movements in exchange rates		8,743	3,274	29	12,046
Balance at September 30, 2025		404,335	155,469	2,063	561,867

Net carrying amounts
At December 31, 2024		339,824	194,225	2,699	536,748
At September 30, 2025		371,187	185,327	1,512	558,026

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2024*		2,016,791	885,556	152,386	24,255	41,539	3,120,527
Additions through business combinations	5	13,707	5,623	667	708	27	20,732
Other additions		-	-	-	2,173	6,279	8,452
Extinguishments		-	-	(556)	(372)	(6,928)	(7,856)
Effect of movements in
exchange rates		31,598	10,168	934	561	560	43,821
Balance at September 30, 2025		2,062,096	901,347	153,431	27,325	41,477	3,185,676

Amortization and impairment losses
Balance at December 31, 2024		75,201	336,134	28,164	13,648	24,447	477,594
Amortization		-	47,188	7,162	3,339	7,405	65,094
Extinguishments		-	-	(556)	(372)	(6,928)	(7,856)
Effect of movements in
exchange rates		1,422	5,080	348	259	516	7,625
Balance at September 30, 2025		76,623	388,402	35,118	16,874	25,440	542,457

Net carrying amounts
At December 31, 2024*		1,941,590	549,422	124,222	10,607	17,092	2,642,933
At September 30, 2025		1,985,473	512,945	118,313	10,451	16,037	2,643,219

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

10.
Investments

	As at	As at
	September 30, 2025	December 31, 2024
Level 1 investments	7,221	4,669
Level 2 investments	4,250	4,276
Level 3 investments	13,603	13,152
	25,074	22,097

The Group elected to designate all of its investments at fair value through OCI.

During the nine months ended September 30, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss, net of tax, of $7.2 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	September 30, 2025	December 31, 2024
Non-current liabilities
Unsecured senior notes	1,868,239	1,652,742
Unsecured revolving facilities	324,566	275,054
Conditional sales contracts	116,871	178,052
Other long-term debt	3,690	3,971
Unsecured term loan	-	199,609
	2,313,366	2,309,428

Current liabilities
Current portion of conditional sales contracts	78,112	93,087
Current portion of other long-term debt	374	366
	78,486	93,453

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
	Note	September 30, 2025	September 30, 2024
Balance at beginning of period		2,402,881	1,884,182
Proceeds from long-term debt		219,378	500,000
Business combinations		-	314,670
Repayment of long-term debt		(279,252)	(186,937)
Net increase in revolving facilities		41,157	50,664
Amortization of deferred financing fees		1,493	1,447
Effect of movements in exchange rates		60,453	(37,299)
Effect of movements in exchange rates - debt
designated as net investment hedge		(54,258)	32,365
Balance at end of period		2,391,852	2,559,092

On June 27, 2025, the Company received CAD $300 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of three tranches, with terms from 5 to 9 years and bearing fixed interest rates between 4.52% and 5.33%. Deferred financing fees of $0.8 million were recognized as a result of the transaction.

The proceeds raised from the debt issuance were used to pay off the unsecured term loan which was due in March 2027 without any penalty.

On May 30, 2025 the Group extended its revolving credit facility until May 30, 2028. Under the new extension, while the total availability remained unchanged, the CAD availability is reduced to CAD $1.135 billion and USD availability increased to $125.0 million. Deferred financing fees of $0.7 million were recognized on the extension.

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility was 1.65% at December 31, 2024. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also included the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements.

The Group’s revolving facilities have a total size of $939.6 million (December 31, 2024 - $904.9 million) and an additional 180.8 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2024 - $175.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2024 annual consolidated financial statements. As at September 30, 2025, the Group was in compliance with these financial covenants.

12.
Lease liabilities

	As at	As at
	September 30, 2025	December 31, 2024
Current portion of lease liabilities	155,229	152,449
Long-term portion of lease liabilities	447,131	421,213
	602,360	573,662

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	September 30, 2025	September 30, 2024
Balance at beginning of period		573,662	460,158
Business combinations	5	156	118,813
Additions		154,227	165,508
Derecognition*		(13,503)	(4,024)
Repayment		(123,012)	(123,262)
Effect of movements in exchange rates		10,830	(6,850)
Balance at end of period		602,360	610,343

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $8.1 million (December 31, 2024 – $7.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $512.1 million (December 31, 2024 - $441.2 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2025
Less than 1 year	180,203
Between 1 and 5 years	356,466
More than 5 years	162,391
699,060

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2024 annual consolidated financial statements. Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Current service cost	12,175	12,045	36,505	43,114
Net interest cost	515	692	1,554	1,481
Net periodic cost	12,690	12,737	38,059	44,595

Pension contributions	41,220	5,000	68,800	15,000

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act. In 2024, contributions were reduced to align with the statutory minimum funding requirements.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

14.
Provisions

	Self-insurance	Other	Total
As at September 30, 2025
Current provisions	67,376	10,220	77,596
Non-current provisions	137,471	7,527	144,998
	204,847	17,747	222,594

As at December 31, 2024*
Current provisions	83,862	15,678	99,540
Non-current provisions	142,277	17,659	159,936
	226,139	33,337	259,476

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include mainly litigation provisions of $7.5 million (December 31, 2024 - $17.7 million) and environmental remediation liabilities of $0.9 million (December 31, 2024 - $3.5 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2025	Sept. 30, 2024
Balance, beginning of period		84,408,437	84,441,733
Repurchase and cancellation of own shares		(2,291,295)	(250,000)
Stock options exercised	17	170,665	443,118
Balance, end of period		82,287,807	84,634,851

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2025	Sept. 30, 2024
Balance, beginning of period	1,135,500	1,107,290
Repurchase and cancellation of own shares	(25,384)	(2,761)
Cash consideration of stock options exercised	4,877	11,610
Ascribed value credited to share capital on stock options exercised, net of tax	860	2,477
Issuance of shares on settlement of RSUs and PSUs, net of tax	9,349	17,631
Balance, end of period	1,125,202	1,136,247

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2024 and ends on November 1, 2025, the Company is authorized to repurchase for cancellation up to a maximum of 7,918,102 of its common shares under certain conditions. As at September 30, 2025, and since the inception of this NCIB, the Company has repurchased and cancelled 2,606,500 shares. Subsequent to the third quarter of 2025, the Toronto Stock Exchange approved the renewal of the Company's NCIB. Under the renewed NCIB, the Company may purchase for cancellation a maximum of 7,667,696 common shares from November 4, 2025 to November 3, 2026.

During the nine months ended September 30, 2025, the Company repurchased 2,291,295 common shares at a weighted average price of $90.98 per share for a total purchase price of $208.5 million relating to the current and prior NCIB. During the nine months ended September 30, 2024, the Company repurchased 250,000 common shares at a weighted average price of $136.72 per share for a total purchase price of $34.2 million relating to the NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $187.3 million (2024– $31.4 million) was charged to retained earnings as share repurchase premium.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024*	Sept. 30, 2025	Sept. 30, 2024*
Net income	84,689	125,871	238,901	334,369
Issued common shares, beginning of period	83,022,264	84,604,483	84,408,437	84,441,733
Effect of stock options exercised	1,959	4,070	103,847	223,757
Effect of repurchase of own shares	(500,467)	-	(1,131,432)	(137,445)
Weighted average number of common shares	82,523,756	84,608,553	83,380,852	84,528,045

Earnings per share – basic (in dollars)	1.03	1.49	2.87	3.96

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024*	Sept. 30, 2025	Sept. 30, 2024*
Net income	84,689	125,871	238,901	334,369
Weighted average number of common shares	82,523,756	84,608,553	83,380,852	84,528,045
Dilutive effect:
Stock options, restricted share units
and performance share units	222,732	514,165	287,822	693,770
Weighted average number of diluted common shares	82,746,488	85,122,718	83,668,674	85,221,815

Earnings per share - diluted (in dollars)	1.02	1.48	2.86	3.93

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

As at September 30, 2025, 122,183 stock options were excluded from the calculation of diluted earnings per share (September 30, 2024 – nil) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

(in thousands of options	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2025		Sept. 30, 2024		Sept. 30, 2025		Sept. 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of
period	114	32.90	377	31.05	278	31.44	790	29.17
Exercised	(7)	33.19	(30)	30.01	(171)	30.54	(443)	27.61
Balance, end of period	107	32.88	347	31.14	107	32.88	347	31.14
Options exercisable, end of period					107	32.88	347	31.14

The following table summarizes information about stock options outstanding and exercisable at September 30, 2025:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
30.71	83	0.4
40.41	24	1.8
	107	0.7

Of the options outstanding at September 30, 2025, a total of 95,971 (December 31, 2024 – 252,736) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2025 was $89.98 (September 30, 2024 – $140.91).

No stock options were granted during 2025 and 2024 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $129.66 per unit.

On April 30, 2025, the Company granted a total of 31,328 RSUs under the Company’s equity incentive plan of which 27,917 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2026. The fair value of the RSUs granted was $81.03 per unit.

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2025		Sept. 30, 2024		Sept. 30, 2025		Sept. 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	192	119.11	162	115.84	158	115.34	192	93.62
Granted	-	-	-	-	93	113.45	51	137.21
Reinvested	1	119.00	-	-	2	122.71	1	93.54
Settled	-	-	(2)	129.24	(58)	99.84	(81)	76.81
Forfeited	(1)	129.58	(1)	123.63	(3)	123.99	(4)	115.43
Balance, end of period	192	119.05	159	115.62	192	119.05	159	115.62

The following table summarizes information about RSUs outstanding as at September 30, 2025:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
115.51	54	0.4
81.03	31	0.6
135.00	45	1.4
129.66	62	2.4
	192	1.3

The weighted average share price at the date of settlement of the other RSUs vested in nine months ended September 30, 2025 was $131.74 (September 30, 2024 – $134.64). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $5.8 million (September 30, 2024 – $10.4 million), was charged to retained earnings as share repurchase premium.

In the three and nine months ended September 30, 2025, the Group recognized, as a result of RSUs, a compensation expense of $2.3 million and $6.2 million respectively (September 30, 2024 - $1.6 million and $4.8 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2025, a total of 132,910 (December 31, 2024 – 103,872) are held by key management personnel.

Performance share units

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.51 per unit as at grant date.

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date.

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2025		Sept. 30, 2024		Sept. 30, 2025		Sept. 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	157	140.52	157	127.88	155	127.72	184	106.17
Granted	-	-	-	-	58	135.51	46	156.17
Reinvested	1	141.27	-	-	3	137.03	1	106.72
Settled	-	-	(1)	114.28	(71)	100.52	(135)	89.87
Added due to performance conditions	-	-	1	102.30	14	100.43	64	89.87
Forfeited	(2)	135.97	(1)	139.53	(3)	135.35	(4)	129.71
Balance, end of period	156	140.58	156	127.73	156	140.58	156	127.73

The following table summarizes information about PSUs outstanding as at September 30, 2025:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
135.15	54	0.4
156.17	45	1.4
135.51	57	2.4
	156	1.4

The weighted average share price at the date of settlement of the other PSUs vested in nine months ended September 30, 2025 was $131.74 (September 30, 2024 – $133.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $8.6 million, was charged to retained earnings as share repurchase premium (September 30, 2024 – $19.8 million).

In the three and nine months ended September 30, 2025, the Group recognized, as a result of PSUs, a compensation expense of $1.7 million and $5.1 million respectively (September 30, 2024 - $1.6 and $4.4 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2025, a total of 101,131 (December 31, 2024 – 103,872) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Independent contractors	661,512	754,672	2,032,940	2,187,880
Vehicle operation expenses	299,700	336,198	914,619	950,951
	961,212	1,090,870	2,947,559	3,138,831

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Interest expense on long-term debt and amortization
of deferred financing fees	30,040	35,848	90,581	94,807
Interest expense on lease liabilities	6,759	6,385	19,869	17,925
Interest income	(518)	(727)	(1,051)	(6,951)
Net change in fair value and accretion expense
of contingent considerations	20	(6,104)	41	(6,052)
Net foreign exchange loss	1,361	296	922	3,070
Other financial expenses	3,923	4,310	11,156	11,951
Net finance costs	41,585	40,008	121,518	114,750
Presented as:
Finance income	(518)	(6,831)	(1,051)	(13,003)
Finance costs	42,103	46,839	122,569	127,753

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Current tax expense
Current period	3,378	47,472	67,158	137,430
Adjustment for prior periods	1,491	(667)	2,085	(1,736)
	4,869	46,805	69,243	135,694
Deferred tax expense (recovery)
Origination and reversal of temporary differences	23,925	(7,418)	10,209	(24,810)
Variation in tax rate	(158)	(3,476)	(899)	(1,563)
Adjustment for prior periods	(1,596)	(614)	(850)	289
	22,171	(11,508)	8,460	(26,084)
Income tax expense	27,040	35,297	77,703	109,610

Reconciliation of effective tax rate :

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2025		Sept. 30, 2024		Sept. 30, 2025		Sept. 30, 2024
Income before income tax		111,729		161,168		316,604		443,979
Income tax using the Company’s
statutory tax rate	26.5%	29,608	26.5%	42,710	26.5%	83,900	26.5%	117,654

Increase (decrease) resulting from:
Rate differential between
jurisdictions	0.1%	75	-0.2%	(343)	0.2%	788	-0.1%	(472)
Variation in tax rate	-0.1%	(158)	-2.2%	(3,476)	-0.3%	(899)	-0.4%	(1,563)
Non deductible expenses	1.0%	1,166	1.1%	1,709	1.2%	3,718	1.2%	5,331
Tax deductions and tax
exempt income	-3.4%	(3,816)	-2.8%	(4,441)	-3.8%	(12,072)	-2.5%	(11,018)
Adjustment for prior periods	-0.1%	(105)	-0.8%	(1,281)	0.4%	1,235	-0.3%	(1,447)
Multi-jurisdiction tax	0.2%	270	0.3%	419	0.3%	1,033	0.3%	1,125
	24.2%	27,040	21.9%	35,297	24.5%	77,703	24.7%	109,610

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 - (UNAUDITED)

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at September 30, 2025, the Group had $133.3 million of outstanding letters of credit (December 31, 2024 - $129.8 million).

c)
Other commitments

As at September 30, 2025, the Group had $63.4 million of purchase commitments (December 31, 2024 – $35.6 million) and $11.9 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2024 – $26.7 million).

22. Subsequent events

Between October 1, 2025 and October 30, 2025, the Company repurchased 190,000 common shares at a price ranging from $87.24 to $97.00 for a total purchase price of $17.4 million.

│24